

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via E-mail
Michael Rapoport
President and Chairman
Committed Capital Acquisition Corp.
C/o Broadband Capital Management LLC
712 Fifth Avenue, 22nd Floor
New York, NY 10019

> **Re:** **Committed Capital Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed May 27, 2011**
> **File No. 333-174599**

Dear Mr. Rapoport:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed May 27, 2011

General

1.   Prior to the effectiveness of the company's registration statement, please inform us as to whether or not FINRA has issued a no objection position regarding the compensation arrangements relating to the Underwriters and the arrangements with Rodman & Renshaw.

2.   Please revise your disclosure in all appropriate locations to clarify that you will file a Form 8-K which will include disclosure responsive to Item 2.01 and 5.06 of Form 8-K, within the time period required by the form.

3.   We note the Form 10 filed in 2007 which suggests, and the Form S-1 disclosure which confirms, that you have actively engaged in efforts to identify a "possible business transaction," but do not have any "specific" transaction or had "specific discussions with any potential business transaction candidate." Please revise your document in appropriate locations to address your material search activities to date, or tell us why such disclosure is not material to investors.

4.   We note the various disclosures about initial shares, share forfeitures and private placement shares. You disclose the share ownership by the initial shareholders of 20% and 33.3% at a future point in time, giving effect to the combination and assuming various events. Please revise your disclosure throughout the prospectus to quantify the share ownership of the initial shareholders immediately after the offering, immediately before an initial combination, after the private placement and after the expiration of the public warrants. To the extent that share ownership will or may vary depending upon the circumstances, please explain and quantify the effect on share ownership. When quantifying share ownership, please quantify the number of shares and the percentage of total shares. Please provide examples to illustrate your disclosure.

5.   The current disclosure indicates that share ownership of the initial shareholders will not be adjusted for securities issued in the initial business combination. Please explain this disclosure and provide illustrative examples.

6.   We note your board has the discretion to increase the size of the $10 million private placement. Please clarify whether the board or investors have any discretion to decrease the size of the private placement or otherwise walk away from this obligation. Also, please file all related agreements. Finally, please clarify the references to "their designees" as used on page three and elsewhere in describing the potential purchasers.

Prospectus Cover Page

7.   Please limit your cover page to a single page.

8.   Please revise the time period to close the initial acquisition to key off the date of effectiveness of the registration statement instead of the prospectus date, which may change during the course of the offering.

9.   We note your statement that you have applied to have your units, common stock and warrants quoted on the OTC Bulletin Board. It is our understanding that the OTCBB is not an issuer listing service, that only market makers can apply to quote securities on the OTCBB, and that issuers may contact an authorized OTCBB market maker for sponsorship of a security on the OTCBB. Please revise or advise.

Prospectus Summary, page 1

10.   Please revise your disclosure under Initial shares and Placement Shares on page four and elsewhere to indicate the percentage ownership your initial shareholders will have giving effect to the offering only.

11.   We note the statement on page three and elsewhere that you do not intend to pursue a business combination with certain affiliated companies but are not prohibited from doing so, provided you obtain an opinion from an independent investment banking firm and receive approval from the disinterested members of your board. Please clarify your disclosure to state whether Broadband Capital Management is considered affiliated with your directors and therefore covered by this statement.

Redemption of common stock and dissolution and liquidation if not initial business transaction, page 8

12.   Please quantify the cash redemption amount to be paid for each public share. In the event you do not redeem shares, please quantify the cash liquidation amount to be paid for each public share.

13.   In the event you redeem public shares for cash, please disclose the effects on the outstanding public shares. For example, will the public shares be returned to the company for cancellation?

14.   According to disclosure later in the prospectus, you may decide not to redeem public shares but instead submit a plan of dissolution to shareholders and liquidate. Please summarize this process, including the timing of liquidation payments. Please disclose the effects if the plan of dissolution is not approved by shareholders. Please quantify the percentage of shares held by the initial shareholders.

15.   If you elect to redeem public shares, you say you will dissolve, subject to the approval of remaining shareholders and the board of directors. Please explain the effects if approval of the plan is not obtained.

Risk Factors, page 13

16.   Please refer to the heading of the first risk factor. Please revise this heading to clarify that investors will not have control over the selection of a target and will not be allowed to vote on the acquisition of the target.

17.   Please consider whether the lack of pre-acquisition shareholder approval and/or redemption rights in connection with a business combination may (a) adversely influence the quality of the target and the deal terms management obtains, (b) result in a less liquid and more volatile trading market than similar investment vehicles or (c) make it more

difficult to sell the public shares if the business combination is not considered favorably by the market. Please discuss in additional risk factors or advise.

18.	Please add a risk factor addressing the cost basis of your insiders' investment in you and the degree to which they may profit from a deal that would be unprofitable to the public shareholders.

19.	We note the next to last risk factor on page 18. Please revise to discuss the existing entities with priority over Committed Capital. Please explain later in the filing why future blank check companies will take precedence over Committed Capital.

20.	Please revise your page 21 risk factor "Unlike most other blank check companies …" and elsewhere to indicate the percentage ownership your insiders will have prior to your business combination.

21.	We note the numerous assumptions made in the page 22 risk factor "Our initial stockholders control …" For each assumption, please advise us why the assumption is appropriate in the context of the risk factor disclosure. This comment is similarly applicable to your page 25 risk factor "The grant of registration rights …"

22.	Please revise the header of your page 25 risk factor "Because of our limited resources …" to clarify whether there are circumstances under which your public stockholders may receive less than $5 per share.

Use of Proceeds, page 27

23.	Please clarify whether Broadband Capital Management is contractually obligated to provide funds to you. If not, please advise us of the basis for including these loans under Gross Proceeds.

24.	On page 27 you estimate expending approximately $680,000 in expenses in connection with your search for a business combination which will be funded by loans from Broadband Capital Management. Please clarify, if true, that these loans will be in addition to the loans Broadband will make to pay your offering-related expenses.

Capitalization, page 32

25.	There appears to be a typographical error with regard to the As Adjusted Total Stockholders' Equity. Please revise.

Related Party Transactions, page 35

26.	Please clarify the page 37 reference to your "private placement investors."

Proposed Business, page 39

27.	On page 39 you state you "will seek to capitalize on the significant transaction and investing experience of your management team …" Please revise to briefly address, in a non promotional manner, the significant experiences which serve as a basis for this statement.

28.	We note your statement on page 42 that, due to limited capital, you may not discover or adequately evaluate certain transactions and the reference to your "limited personnel and financial resources and inexperience of [y]our management with respect to such activities." Please add a risk factor addressing this issue, clarify management's "inexperience" and reconcile it to your existing disclosure.

29.	The third paragraph under "Sources of target businesses" refers to a majority of disinterested board members. You do not appear to have disinterested board members. Please revise this and similar disclosure, or advise.

30.	On page 44 and elsewhere you use the terms redemption and liquidation without clarifying the differences between the two and the impact to shareholders. For example, in the first paragraph under Redemption of common stock and liquidation …, you state you will redeem investors "not more than five business days" after expiration but you later state that you may not be able to redeem the shares and would submit a plan of dissolution. Please clarify the circumstances under which you would not redeem the public shares promptly and clarify the timing and financial impacts to investors.

31.	On page 46 you state that you have agreed to pay Broadband Capital Management a $5,000/month fee for office space and other services which will only be payable upon the consummation of your initial business combination. Please file this agreement and revise the disclosure under Use of Proceeds, Certain Relationships and Related Party Transactions, and Underwriting to address.

Comparison of This Offering to Those of Blank Check Companies Not Subject to Rule 419, page 49

32.	Please add a row addressing the percentage ownership associated with your insiders compared to the typical SPAC structure.

Management, page 53

33.	We note that Mr. Rapp goes by an alias as indicated on your registration statement cover page. Please include his alias in his biography and disclose why and in what circumstances he uses an alias.

34.   Please describe management's experience with other blank check, firm commitment offerings.   For each, please name the registrant, describe the offering, disclose management's or their affiliates' role(s) with the registrant or in the offering, name and identify any acquisition, disclose any registrant name changes, describe the current status of operations and disclose the current securities market and trading symbol. If principal shareholders other than management will participate in acquisition activities, please provide similar information for them.

Conflicts of Interest, page 54

35.   In the table on page 55, please describe the "appropriate potential target businesses" which must be presented to the listed entities and rejected by them before being presented to Committed Capital. Please revise your related risk factor on this point.

Principal Stockholders, page 56

36.   Please clarify the consideration received by Messrs. Rapp and Wagenheim in connection with the May 27, 2011 share transfers.

37.   Please file the lockup agreements referred to on page 58.

Description of Securities, page 61

38.   Please reconcile your page 61 statement that your board will be divided into two classes with your page 53 disclosure that your board will be divided into three classes.

39.   Please revise to briefly address the circumstances under which a shareholder vote would be required by law, disclose the percent required for approval, and the percentage owned by the initial shareholders.

40.   Please revise the disclosure under Amendments to our Certificate of Incorporation to address any provisions in place – such as voting agreements, etc. – designed to prevent the amendment of your articles prior to your business combination.   In this regard, we note the risk factor on page 21. Please file these agreements as exhibits to the registration statement. Finally, please clarify whether these agreements or provisions are enforceable under state law.

41.   Please clarify whether your Certificate of Incorporation prohibits you from issuing debt or equity securities prior to your business combination that may have claims to the proceeds held in trust.

42.   We note the second bullet on page 63, which refers to the required cash redemption of public shares. In other prospectus disclosures, you indicate that the public shares may not

be redeemed and instead you will submit a plan of dissolution to the shareholders. Please explain or revise.

43.   We note the last two bullets on page 63. You do not appear to have disinterested directors.   Please revise your disclosure as appropriate.

Underwriting, page 67

44.   Please revise to indicate whether any portion of the offering will be placed in discretionary accounts.

45.   Please disclose the material factors considered by the board and the underwriters in determining the size of the offering.

Financial Statements

General

46.   Please note the financial statement updating requirements of Article 8-08 of Regulation S-X and provide updated consents with any amendment over 30 days.

Notes to Financial Statements

Note 5 – Subsequent Events, page F-8

47.   The cashless exercise feature of the warrants disclosed here is not consistent with such disclosures on pages 7 and 52. Please revise or advise.

Report of Independent Registered Public Accounting Firm, page F-10

48.   Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your current independent accountant to revise the scope and opinion paragraphs of their audit report to include the cumulative period from inception (January 24, 2006) through December 31, 2010 in addition to the annual period already included.

Report of Independent Registered Public Accounting Firm, page F-11

49.   We note you have retroactively restated your financial statements for the year ended December 31, 2010 and 2009 to reflect the stock split effected on May 20, 2011. Accordingly, please advise your former independent accountant, De Joya Griffith & Company LLC, to update or dual date their audit report to include the stock split.

Exhibits

50.   We note you have not filed several agreements, including your underwriting agreement, legality opinion, warrant certificate, warrant agreement, investment management agreement, lending agreements, and the letters obligating your insiders to make a subsequent investment in you upon the closing of your initial acquisition. Please note that we review, and frequently comment upon, these documents. Please allow for sufficient time for us to do so.

Exhibit 23.1-Consent

51.   We note the audit report date of April 9, 2011 referenced in the consent issued by De Joya Griffith & Company LLC is not consistent with their audit report date of April 9, 2010 disclosed on page F-11. Please advise your former independent accountant, De Joya Griffith & Company LLC, to revise their consent accordingly.

Signatures

52.   Please ensure your filing is signed by your chief accounting officer.

Form 8-K, filed June 1, 2011

Exhibit 10.1

53.   Clause 11 to your promissory note makes reference to the proceeds of "a private placement to occur prior to the effectiveness of the IPO …" Currently your Form S-1 does not reflect a concurrent private placement, please advise or revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director